SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NexGen Energy Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65340P106

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

865 South Figueroa Street, Suite 2400

Los Angeles, California, 90017

(213) 633-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Li Ka Shing
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 50,113,467(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 50,113,467(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,113,467 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14	Type of Reporting Person IN

(1)

Includes shares of the Issuer’s common stock (the “Common Shares”) beneficially owned by Sprinkle Ring Investment Limited (“Sprinkle Ring”) and the Common Shares beneficially owned by Next Global Holdings Limited (“Next Global”). Li Ka Shing shares ownership interest in LVM Unity Limited (“LVM”), which is the sole shareholder of Sprinkle Ring, with his son Victor Li Tzar Kuoi. Next Global’s sole shareholder is Li Ka Shing (Global) Foundation (“LKSGF”) (formerly known as Li Ka Shing (Overseas) Foundation), in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2)

Based on 376,948,999 Common Shares outstanding on November 5, 2020, plus an aggregate of 761,070 Common Shares issued to the holders of the Issuer’s 7.5% convertible debentures (the “Debentures”) since November 5, 2020 as interest on the Debentures, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Victor Li Tzar Kuoi
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 50,113,467(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 50,113,467(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,113,467(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14	Type of Reporting Person IN

(1)

Includes Common Shares beneficially owned by Sprinkle Ring and the Common Shares beneficially owned by Next Global. Victor Li Tzar Kuoi shares ownership interest in LVM, the sole shareholder of Sprinkle Ring, with his father, Li Ka Shing. Next Global’s sole shareholder is LKSGF, in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2)

Based on 376,948,999 Common Shares outstanding on November 5, 2020, plus an aggregate of 761,070 Common Shares issued to the holders of the Debentures since November 5, 2020 as interest on the Debentures, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Next Global Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 29,571,040(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 29,571,040(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,571,040(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 7.5% (2)
14	Type of Reporting Person CO

(1)

Includes 14,859,393 Common Shares issuable upon the conversion of the Debentures held by Next Global. Next Global’s sole shareholder is LKSGF, in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2)

Based on 376,948,999 Common Shares outstanding on November 5, 2020, plus an aggregate of 761,070 Common Shares issued to the holders of the Debentures since November 5, 2020 as interest on the Debentures, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Li Ka Shing (Global) Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 29,571,040(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 29,571,040(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,571,040(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 7.5% (2)
14	Type of Reporting Person CO

(1)

Includes 14,859,393 Common Shares issuable upon the conversion of the Debentures held by Next Global. Next Global’s sole shareholder is LKSGF, in which Mr. Li Ka Shing and Mr. Victor Li Tzar Kuoi may be regarded as having the ability to exercise, or control the exercise of, one-third or more of the voting power at general meetings of LKSGF.

(2)

Based on 376,948,999 Common Shares outstanding on November 5, 2020, plus an aggregate of 761,070 Common Shares issued to the holders of the Debentures since November 5, 2020 as interest on the Debentures, and 14,859,393 Common Shares issuable on conversion of the Debentures held by Next Global.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person Sprinkle Ring Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 20,542,427(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,542,427(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,542,427(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14	Type of Reporting Person CO

(1)

Includes 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. Sprinkle Ring’s sole shareholder is LVM, which is owned by Li Ka Shing and his son Victor Li Tzar Kuoi.

(2)

Based on 376,948,999 Common Shares outstanding on November 5, 2020, plus an aggregate of 761,070 Common Shares issued to the holders of the Debentures since November 5, 2020 as interest on the Debentures, and 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person LVM Unity Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power 20,542,427(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,542,427(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,542,427(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 5.2% (2)
14	Type of Reporting Person CO

(1)	Includes 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. LVM is Sprinkle Ring’s sole shareholder.
(2)

Based on 376,948,999 Common Shares outstanding on November 5, 2020, plus an aggregate of 761,070 Common Shares issued to the holders of the Debentures since November 5, 2020 as interest on the Debentures, 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring,

SCHEDULE 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on August 2, 2017 (the “Original Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Original Schedule 13D.

The following items of the Original Schedule 13D are hereby amended and restated as follows.

Item 2. Identity and Background

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(1)(a)	Name of Reporting Persons:

Li Ka Shing

Victor Li Tzar Kuoi

(b)	Residential Address:

79 Deep Water Bay Road,

Hong Kong

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Li Ka Shing is a businessman and investor who is currently the Senior Advisor of CK Hutchison Holdings Limited (“CK Hutchison”)

Victor Li Tzar Kuoi is a businessman and investor who is currently the Chairman and Group Co-Managing Director of CK Hutchison.

The principle executive offices of CK Hutchison is located at 48/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(d)	During the last five years, neither Li Ka Shing nor Mr. Victor Li Tzar Kuoi has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years neither Li Ka Shing nor Mr. Victor Li Tzar Kuoi has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

People’s Republic of China

(2)(a)	Name of Reporting Persons:

LVM Unity Limited (“LVM”)

Sprinkle Ring Investment Limited (“Sprinkle Ring”)

(b)	Address of principal business office:

2/F, Palm Grove House, P.O. Box 3340

Road Town, Tortola, British Virgin Islands

(c)	Principal business:

Holding and/or investment companies

(d)	During the last five years, neither LVM nor Sprinkle Ring has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years neither LVM nor Sprinkle Ring has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

British Virgin Islands

(3)(a)	Name of Reporting Persons:

Next Global Holdings Limited (“Next Global”)

(b)	Address of principal business office:

Vistra Corporate Services Centre,

Wickhams Cay II, Road Town,

Tortola VG1110, British Virgin Islands

(c)	Principal business:

Holding company

(d)	During the last five years Next Global has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years Next Global has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

British Virgin Islands

(4)(a)	Name of Reporting Persons:

Li Ka Shing (Global) Foundation (“LKSGF”) (formerly known as Li Ka Shing (Overseas) Foundation)

(b)	Address of principal business office:

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

(c)	Principal business:

Holding company

(d)	During the last five years LKSGF has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years LKSGF has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

Cayman Islands

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of the directors and executive officers LVM, Sprinkle Ring, Next Global and LKSGF. In their capacity as directors or executive officers of the relevant Reporting Persons, each may be deemed a person controlling the Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of any of the Common Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 3. Source and Amount of Funds or Other Consideration

On July 21, 2017, Next Global used cash on hand to purchase 12,073,212 Common Shares for an aggregate purchase price of $25 million, or $2.0707 per Common Share and $40 million for the Issuer’s 7.5% convertible debentures (the “Debentures”) convertible into an aggregate of 14,859,393 Common Shares. Next Global also received 579,514 Common Shares as an establishment fee for no additional cash consideration.

On June 10, 2016, Sprinkle Ring was issued for no cash consideration 673,743 Common Shares as an establishment fee in connection with Sprinkle Ring’s purchase of Debentures. Sprinkle Ring was subsequently issued 347,410 Common Shares and 218,575 Common Shares on December 12, 2016 and June 10, 2017, respectively, as interest on the Debentures it held.

Since the Original Schedule 13D, Next Global has received as interest on the Debentures it held the following amounts: 1) 161,417 Common Shares in December 2017; 2) 248,459 Common Shares in June 2018; 3) 231,331 Common Shares in December 2018; 4) 347,101 Common Shares in June 2019; 5) 396,291 Common Shares in December 2019; 6) 420,632 Common Shares in June 2020 (of which 360,542 Common Shares were received as interest and 60,090 Common Shares were received as a consent fee); and 7) 253,690 Common Shares in December 2020.

Since the Original Schedule 13D, Sprinkle Ring has received as interest on the Debentures it held the following amounts: 1) 209,030 Common Shares in December 2017; 2) 248,459 Common Shares in June 2018; 3) 231,331 Common Shares in December 2018; 4) 347,101 Common Shares in June 2019; 5) 396,291 Common Shares in December 2019; 6) 420,632 Common Shares in June 2020 (of which 360,542 Common Shares were received as interest and 60,090 Common Shares were received as a consent fee); and 7) 253,690 Common Shares in December 2020.

The Reporting Persons have not purchased any Common Shares with borrowed funds.

Item 5. Interests in Securities of the Issuer

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item.

(a) and (b)

The beneficial ownership of the Common Shares by each Reporting Person as of the date hereof is reflected on that Reporting Person’s cover page.

Li Ka Shing and Victor Li Tzar Kuoi have shared voting and dispositive power over an aggregate of 50,113,467 Common Shares, which are held by the other Reporting Persons, each of which is either directly or indirectly controlled by each of Li Ka Shing and Victor Li Tzar Kuoi. An additional 15,544,157 Common Shares (including 8,013,889 Common Shares issuable upon conversion of Debentures) are held by CK Hutchison, which is a publicly listed Hong Kong based company. Since Li Ka Shing is the Senior Advisor of CK Hutchison and Victor Li Tzar Kuoi is the Chairman and Group Co-Managing Director of CK Hutchison and each of CK Hutchison, Next Global and Sprinkle Ring are party to an Investor Rights Agreement (discussed below) with the Issuer, which among other things grants the Investors (defined below) the right to jointly nominate one member to the Issuer’s Board of Directors when the Investor’s combined holdings are at least 15% of the outstanding Common Shares (on a partially diluted basis), the Reporting Persons may be deemed to have shared beneficially ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) of the 15,544,157 Common Shares that are beneficially owned by CK Hutchison. When combined with the 50,113,467 Common Shares beneficially owned by the Reporting Persons, the aggregate Common Shares beneficially owned by the Reporting Persons including the Common Shares beneficially owned by CK Hutchison would be 65,657,470 Common Shares, which represents approximately 15.7% of the total Common Shares outstanding on a partially diluted basis. This percentage is calculated based on a total of 376,948,999 Common Shares outstanding on November 5, 2020 plus 761,070 Common Shares issued to the holders of the Debentures since that date and the Common Shares issuable pursuant to the conversion of all of the outstanding Debentures held by the Reporting Persons and CK Hutchison.

Notwithstanding the preceding, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he, she or it is the beneficial owner of any of the 15,544,157 Common Shares beneficially owned by CK Hutchison for the purposes of the Exchange Act or for any other purpose, and the Reporting Persons’ beneficial ownership over such Common Shares is expressly disclaimed.

(c)

Except as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Shares during the past 60 days.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e)

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2021

/s/ Li Ka Shing
Li Ka Shing

Date: January 5, 2021

/s/ Victor Li Tzar Kuoi
Victor Li Tzar Kuoi

Date: January 5, 2021	LVM UNITY LIMITED

/s/ Victor Li Tzar Kuoi
	By:	Victor Li Tzar Kuoi
	Title:	Director

Date: January 5, 2021	SPRINKLE RING INVESTMENT LIMITED

/s/ Victor Li Tzar Kuoi
	By:	Victor Li Tzar Kuoi
	Title:	Director

Date: January 5, 2021	NEXT GLOBAL HOLDINGS LIMITED

/s/ Ezra Pau Yee Wan
	By:	Ezra Pau Yee Wan
	Title:	Director

Date: January 5, 2021	LI KA SHING (GLOBAL) FOUNDATION

/s/ Ezra Pau Yee Wan
	By:	Ezra Pau Yee Wan
	Title:	Director

SCHEDULE A

NEXT GLOBAL HOLDINGS LIMITED - BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Pau Yee Wan, Ezra	Director	Director of Next Global Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Neil Douglas McGee	Director	Director of Next Global Holdings Limited	9 rue Schiller, L-2519 Luxembourg	Australia

Christian, Nicolas, Roger Salbaing	Director	Director of Next Global Holdings Limited	1 rue du Cloitre, Genève CH 1204, Switzerland	France

Richard Waichi Chan	Director	Director of Next Global Holdings Limited	41 Rue Siggy Vu Letzebuerg, L-1933 Luxembourg	United States of America

Ho Wai Leung Edmond	Director	Director of Next Global Holdings Limited	66 Rodney Court, 6-8 Maida Vale, London W9 1TJ, United Kingdom	United Kingdom

SPRINKLE RING INVESTMENT LIMITED - BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Senior Advisor of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Wong Cynthia Isabella Li Qiao	Director	Director of Sprinkle Ring Investment Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Michelle Sarah Si De	Director	Director of Sprinkle Ring Investment Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

LI KA SHING (GLOBAL) FOUNDATION - BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Senior Advisor of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kai, Richard	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Canada

Chong Hok-shan	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Pau Yee Wan, Ezra	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Chau Hoi Shuen, Solina	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Eirene Yeung	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

George Colin Magnus	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Frank John Sixt	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Canada

Chow Kun Chee, Roland	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

15

Lee Yeh Kwong, Charles	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Lee Pui Ling, Angelina	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Kan Yuet Loong	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	United Kingdom

Au Siu Yin, Amy	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Man Simon Ka Keung	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	Australia

Li Michelle Sarah Si De	Director	Director of Li Ka Shing (Global) Foundation	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

LVM UNITY LIMITED - BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Director	Senior Advisor of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Director	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Wong Cynthia Isabella Li Qiao	Director	Director of LVM Unity Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Michelle Sarah Si De	Director	Director of LVM Unity Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

16

LI KA SHING (GLOBAL) FOUNDATION - EXECUTIVE OFFICERS

Name	Title	Present Occupation	Present Business Address	Citizenship
Li Ka Shing	Chairman	Senior Advisor of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

Li Tzar Kuoi, Victor	Deputy Chairman	Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited	7/F Cheung Kong Center, 2 Queen’s Road Central, Hong Kong	China

During the last five years, none of the Reporting Persons listed in this Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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